UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Nexeo Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92939D104

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 92939D104	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,127,844
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,127,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,127,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%*
14	TYPE OF REPORTING PERSON CO

*

The calculation assumes that there is a total of 89,734,146 shares of Common Stock (as defined below) outstanding as of August 3, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2018.

CUSIP No. 92939D104	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,127,844
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,127,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,127,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%*
14	TYPE OF REPORTING PERSON CO

*

The calculation assumes that there is a total of 89,734,146 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2018.

CUSIP No. 92939D104	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,127,844
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,127,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,127,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%*
14	TYPE OF REPORTING PERSON IN

*

The calculation assumes that there is a total of 89,734,146 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2018.

CUSIP No. 92939D104	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,127,844
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,127,844

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,127,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%*
14	TYPE OF REPORTING PERSON IN

*

The calculation assumes that there is a total of 89,734,146 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2018.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 20, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.0001, of the Issuer (the “Common Stock”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings II, L.P., a Delaware limited partnership, which is the sole member of TPG VI AIV SLP SD Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VI AIV SLP SD, L.P., a Delaware limited partnership, which is the managing member of Nexeo Holdco, LLC, a Delaware limited liability company (“Nexeo Holdco”), which directly holds 1,791,182 shares of Common Stock. TPG Advisors VI is the general partner of each of (i) TPG VI Neon I, L.P., a Delaware limited partnership (“TPG Neon I”), which directly holds 12,926,291 shares of Common Stock, (ii) TPG VI Neon II, L.P., a Delaware limited partnership (“TPG Neon II”), which directly holds 16,294,874 shares of Common Stock, (iii) TPG VI FOF Neon, L.P., a Delaware limited partnership (“TPG FOF Neon” and, together with Nexeo Holdco, TPG Neon I and TPG Neon II, the “TPG Funds”), which directly holds 115,497 shares of Common Stock.

Messrs. Bonderman and Coulter are sole shareholders of each of Group Advisors and TPG Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to each of Group Advisors and TPG Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest therein.”

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and supplements Item 3 of the Original Schedule 13D by including the following after the third paragraph:

“On November 17, 2016, the total consideration payable to the TPG Funds in connection with the Merger was adjusted downward pursuant to the Merger Agreement, resulting in a decrease in the right to future cash payments due the TPG Funds in an amount equal to 476,318.4 Excess Shares.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the last two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Sponsor Support Agreement

On September 17, 2018, the Issuer, Univar Inc. (the “Parent”), Pilates Merger Sub I Corp (“Merger Sub I”) and Pilates Merger Sub II LLC (“Merger Sub II”) entered into an Agreement and Plan of Merger (the “Univar Merger Agreement”), which, among other things, provides for the merger of Merger Sub I with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Initial Merger”), followed by the merger of the surviving corporation with and into Merger Sub II, with Merger Sub II continuing as the surviving company (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”).

In connection with entry into the Univar Merger Agreement, on September 17, 2018, the TPG Funds entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Parent, pursuant to which the TPG Funds have agreed to be present (in person or by proxy) at any meeting of the shareholders of Issuer and affirmatively vote (or cause to be voted) all of the Subject Shares (as defined in the Sponsor Support Agreement) in favor (i) the adoption of the Univar Merger Agreement, (ii) any proposal to adjourn the shareholder meeting to solicit additional proxies in favor of the adoption of the Univar Merger Agreement and the approval of the Mergers if there are not sufficient votes to adopt the Univar Merger Agreement and approve the Mergers on the date on which such shareholder meeting is held and (iii) with certain exceptions, any other action, proposal, transaction or agreement the approval of which is required to ensure the timely consummation of the Mergers.

In addition, the Sponsor Support Agreement prohibits the TPG Funds from transferring any Subject Shares, subject to certain exceptions, prior to the closing of the Mergers or, if earlier, the time when the Sponsor Support Agreement is terminated in accordance with its terms.

The Sponsor Support Agreement will terminate upon the occurrence of, among other things, (i) the Univar Merger Agreement terminating in accordance with its terms, (ii) the time at which the Initial Merger becomes effective pursuant to the Univar Merger Agreement, (iii) the adoption of certain amendments to the Univar Merger Agreement without the consent of the TPG Funds, or (iv) the mutual written consent of its parties.

TRA Termination Agreement

In connection with entry into the Univar Merger Agreement, on September 17, 2018, the TPG Funds and the Issuer entered into a Tax Receivable Termination and Settlement Agreement (the “TRA Termination Agreement”). Pursuant to the TRA Termination Agreement, the Tax Receivable Agreement will be terminated at the closing of the Mergers in exchange for a cash payment to the TPG Funds of $60 million.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I or II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Shareholders Agreement, the Merger Agreement, the Tax Receivable Agreement, the Univar Merger Agreement, the Sponsor Support Agreement and the TRA Termination Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, the Merger Agreement, the Tax Receivable Agreement, the Univar Merger Agreement, the Sponsor Support Agreement and the TRA Termination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following disclosure assumes that there is a total of 89,734,146 shares of Common Stock outstanding as of August 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2018.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 31,127,844 shares of Common Stock, which constitutes approximately 34.7% of the outstanding shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“7.

Agreement and Plan of Merger, dated September 17, 2018, by and among the Nexeo Solutions, Inc., Univar Inc., Pilates Merger Sub I Corp and Pilates Merger Sub II LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).

8.

Sponsor Support Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Univar Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Commission on September 18, 2018).

9.

Tax Receivable Termination and Settlement Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Nexeo Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2018

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

TPG Advisors VI, Inc.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

David Bonderman

By:	/s/ Bradford Berenson
Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Bradford Berenson
Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1)

Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2)

Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Adam Fliss	Vice President
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

INDEX TO EXHIBITS

1.

Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).

2.

Agreement and Plan of Merger, dated March 21, 2016, by and among WL Ross Holding Corp., Neon Acquisition Company LLC, Neon Holding Company LLC, TPG Accolade Delaware, LP, Nexeo Solutions Holdings, LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).

3.

Amendment No. 1 to the Agreement and Plan of Merger, dated June 6, 2016, by and among the WL Ross Holding Corp., Neon Acquisition Company, LLC, Neon Holding Company LLC, Nexeo Solutions Holdings, LLC, TPG Accolade Delaware, L.P. and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).

4.

Shareholders’ and Registration Rights Agreement, dated as of March 21, 2016, by and among TPG Capital LLC, WL Ross Sponsor LLC and WL Ross Holding Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on March 22, 2016).

5.

Amendment No. 1 to Shareholders’ and Registration Rights Agreement, dated June 6, 2016, by and among WL Ross Holding Corp., WL Ross Sponsor LLC and Nexeo Holdco, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 7, 2016).

6.

Tax Receivable Agreement, dated June 9, 2016, by and between WL Ross Holding Corp. and the Selling Equityholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 9, 2016).

7.

Agreement and Plan of Merger, dated September 17, 2018, by and among the Nexeo Solutions, Inc., Univar Inc., Pilates Merger Sub I Corp and Pilates Merger Sub II LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).

8.

Sponsor Support Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Univar Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Commission on September 18, 2018).

9.

Tax Receivable Termination and Settlement Agreement, dated as of September 17, 2018, by and among Nexeo Holdco, LLC, TPG VI Neon I, L.P., TPG VI Neon II, L.P., TPG VI FOF Neon, L.P. and Nexeo Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 18, 2018).